CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                                February 1, 2019


Sally Samuel
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549


      Re:                           FT 7033
                    CBOE Vest Large Cap Buffered Portfolio
                                 (the "Trust")
                      CIK No. 1714684 File No. 333-221139
            -------------------------------------------------------


Dear Ms. Samuel:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments. Please note, the Trust has changed its name from "CBOE Vest Large Cap Buffered Portfolio Series" to "CBOE Vest Large Cap Buffered Portfolio."

COMMENTS

Cover Page
----------

      1. PLEASE CONFIRM THAT THE PARAGRAPHS ON THE COVER PAGE WILL APPEAR IN BULLET FORM OR OTHERWISE HIGHLIGHTED IN THE FINAL PROSPECTUS.

      Response: The prospectus has been revised in accordance with this comment.


Portfolio Objective
-------------------

      2. IF UNITS OF THE TRUST WILL BE AVAILABLE ON THE SECONDARY MARKET FOLLOWING THE INCEPTION DATE, PLEASE CLEARLY DISCLOSE THAT INVESTORS WHO PURCHASE UNITS AFTER THE INITIAL OFFERING DATE, WHEN THE UNITS ARE AT OR NEAR THE CAPPED RETURN OR BUFFERED PROTECTION RATES, MAY NOT RECEIVE THE ADVERTISED UPSIDE POTENTIAL OR DOWNSIDE PROTECTION.

      Response: Units of the Trust will not be available on the secondary market.

      3. PLEASE REVISE THE FIRST SENTENCE IN THE THIRD PARAGRAPH UNDER "THE PORTFOLIO" TO CLARIFY THIS IS REFERRING TO THE HYPOTHETICAL RETURNS DISCUSSED IN THE VARIOUS EXPLANATIONS OR CHARTS DEMONSTRATING HOW THE BUFFER FUNCTIONS:

      Response: The sentence has been revised to state the following:

            "The Trust may not be able to achieve the hypothetical returns set forth in this prospectus."

      Please note, this is now the bolded fourth paragraph under "The
Portfolio."


Illustrative Market Scenarios
-----------------------------

      4. PLEASE CONFIRM THAT THE CAPTIONS UNDER "ILLUSTRATIVE MARKET SCENARIOS" WILL APPEAR IN BULLET FORM OR OTHERWISE HIGHLIGHTED IN THE PROSPECTUS.

      Response: These captions appear in bullet form in the prospectus.

      5. FOR EACH ILLUSTRATIVE MARKET SCENARIO, PLEASE DELETE THE PHRASE "OVER THE LIFE OF THE TRUST" IN EACH SCENARIO AS THE MEASUREMENT IS ONLY A COMPARISON OF THE UNDERLYING ETF'S VALUE AT TWO POINTS IN TIME.

      Response: In each of the four bullet points under "Illustrative Market Scenarios," the phrase "over the life of the trust" has been replaced with "compared to the price of the Underlying ETF at the Trust's inception."

      6. PLEASE REVISE THE SENTENCE IN THE SCENARIO TITLED "THE PRICE OF THE UNDERLYING ETF DECREASES BETWEEN 0% AND 10%" TO CLARIFY THIS MEANS AN INVESTOR WILL GET NO RETURN ON HIS OR HER INVESTMENT.

      Response: The sentence has been revised to state the following:

            "If, at the FLEX Option Expiration Date, the price of the Underlying ETF decreased between 0% and 10% compared to the price of the Underlying ETF at the Trust's inception, the Trust seeks to provide Unit holders with a 'buffered' total return of approximately 0%, meaning you will receive no return on your investment."


Risk Factors
------------

      7. UNDER THE PARAGRAPH TITLED "CAPPED UPSIDE RISK" PLEASE ADD DISCLOSURE THAT THIS RISK MAY INCREASE FOR INVESTORS WHO PURCHASE UNITS IN THE SECONDARY MARKET AFTER THE VALUE OF SUCH UNITS HAS INCREASED THEREBY LIMITING UPSIDE POTENTIAL FOR SUCH INVESTORS.

      Response: Units of the Trust will not be available on the secondary market.


Redemption Fee
--------------

      8. PLEASE PROVIDE US WITH YOUR LEGAL ANALYSIS OF WHY A UIT WITH A REDEMPTION FEE WOULD BE IN COMPLIANCE WITH THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "1940 ACT").

      Response: The Trust no longer seeks to impose a redemption fee.

      9. PLEASE DISCLOSE THE AMOUNT OF THE FEE FIRST TRUST INTENDS TO CHARGE FOR REDEMPTIONS AS WELL AS HOW FIRST TRUST ARRIVED AT THAT PARTICULAR FEE PERCENTAGE.

      Response: The Trust no longer seeks to impose a redemption fee.


      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 835-3721.

                                           Very truly yours,

                                           CHAPMAN AND CUTLER LLP


                                           By  /s/ Daniel J. Fallon
                                               -----------------------------
                                                   Daniel J. Fallon